

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2013

Via E-mail
Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300
North Chesterfield, VA 23225

> **Re: Fundrise 1539 7th Street NW, LLC**
> **Offering Statement on Form 1-A**
> **Filed August 2, 2013**
> **File No. 024-10360**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.

2. We note that your sponsors, Benjamin S. Miller and Daniel S. Miller, have previously managed similar offerings with similar investment objectives. Please revise your disclosure, as appropriate, to discuss these prior experiences of your sponsors and the performance of such prior offerings and programs, including the success of the capital raising efforts, recent financial results of ongoing investment programs and the results of any completed investment programs.

3.   We note your disclosure on page 28 that the manager currently serves as the company's asset manager. However, on page 31, we note your disclosure that the company has engaged Rise Development LLC for asset management services. In addition, on page 20, you disclose that you currently intend to outsource your asset management services to an unaffiliated third party. Please revise your disclosure to resolve these inconsistencies or advise. Please also provide disclosure describing the services that any current asset manager provides and the material terms of any agreement pursuant to which asset management services are provided. In addition, in the event the company has executed any written agreements related to asset management services, please file these agreements as exhibits to the offering statement.

4.   Please revise the disclosure in your offering circular to identify and discuss the amount of compensation or fees that you pay or anticipate paying to your manager as well as other service providers.

5.   Please revise your disclosure to identify your and/or your manager's relationship to WestMill Capital Partners, LLC or advise.

Part II – Offering Circular

Cover Page

6.   In the fourth paragraph of the cover page, you state that there are four primary sources of anticipated cash flow distributions, but have only identified three distinct sources. Please revise as necessary.

The Business Plan, page 1

7.   We note your projected unlevered yield of 8.4%. Please revise to remove any suggestion that this a projected yield to Class C investors. In addition, please include cautionary language that this projection only relates to the projected return on the property acquisition/development and not the company's performance, as it does not include an assumption for any company expenses.

8.   If the possible use of the property is limited to commercial use, rather than apartment/condo development, please revise to clarify.

The Offering, page 2

9.   Please revise your disclosure to prominently identify and discuss the "capital calls" in which Class C members may be required to participate.

10. Please revise to disclose when distributions will be made to Class C investors.

11. Disclosure under the heading "Preferred Return" here and on page 26 indicates that the Class C units are mandatorily redeemable. This contradicts disclosure on the cover page in which you state "the Class C Membership Units have no redemption, right to sell, assign or transfer." Please advise.

Key Financial Highlights, page 17

12. Please revise your development cost breakdown to clarify whether it includes all company-paid tenant improvement costs and leasing commissions.

13. You estimate that is will take nine months to design, permit and build-out the space. Please discuss if you have begun the design or permitting process or if these activities contingent upon completion of this offering.

Property Background, page 19

14. The disclosure does not appear to relate to the acquired property. Please revise to provide background disclosure on the investment property and/or explain the connection between the property and the Howard Theater.

Biographies, page 29

15. Please revise your disclosure to provide the age of each of the persons identified. Please refer to Item 8(a) of Part II of Form 1-A.

Security Ownership of Certain Beneficial Owners and Management, page 30

16. Please revise your table to include disclosure regarding the security holdings of each of your officers and directors, all officers and directors as a group and each shareholder who owns more than 10% of each class of your securities as required by Item 10 of Part II of Form 1-A. For membership units held by legal entities, please identify the persons who, directly or indirectly, have or share voting and/or investment power with respect to such securities.

Index to Financial Statements, page 39

17. We note that your financial statements are presented on the letterhead of Ross and Associates, P.C. Please advise us if Ross and Associates were involved in the preparation of your financial statements, and if so, the extent of the role they played. If Ross and Associates were not involved in the preparation or compilation of your financial statements, please do not present the financials on the letterhead of the firm.

Financial Statements and Independent Accountant's Review Report

Notes to Financial Statements, page 8

18.   Please add a note to describe what has been capitalized to Construction in progress.

Note 2. Summary of Significant Accounting Policies, page 8

Basis of Accounting, page 8

19.   We note that your financial statements were prepared using the accrual basis of accounting and that this basis of accounting recognizes revenue when earned and expenses when incurred, which conforms to accounting principles generally accepted in the United State of America. Please note that your financial statements must be prepared in accordance with US GAAP. Please tell us in what ways, if any, the preparation of your financial statements represents a departure from US GAAP and revise as necessary. We may have further comment.

Part III – Exhibits

Index to Exhibits

20.   Please ensure that your exhibit index includes all exhibits required by Item 2 of Part III of Form 1-A. For example, please include the loan agreement with City First Bank of DC, NA, the expert consents, any sales materials, and the "test the water" materials, or tell us why they are not required. In addition, please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
August 23, 2013
Page 5

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Kristi Marrone at (202) 551-3429 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Max Kirschenbaum (Via E-mail)
       Marty Dunn, Esq. (Via E-mail)